Exhibit 99.2

RNS Number:0568B
Wolseley PLC
20 July 2004

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest:

Mr Edward C. Johnson 3rd, FMR Corp, Fidelity International Limited and its direct and indirect subsidiaries including Fidelity Pension Management and Fidelity Investment Services Limited.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holder.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

97,805	State Street Nominees Limited
287,360	Lloyds Bank Nominees Limited
6,600	Brown Brothers Harriman
2,203,866	Northern Trust
626,286	State Street Bank & Trust
4,688,819	Chase Manhattan Bank London
3,449,576	Chase Nominees Limited
1,689,243	Bank of New York, London
127,100	Deutsche Bank
126,870	Citibank
7,114,220	HSBC Client Holdings Nominee (UK) Limited
103,000	Mellon Nominees Limited
114,471	Bank of New York, Brussels
6,200	National Australia Bank
3,500	PICG
64,525	Chase Manhattan Bank AG Frankfurt
23,920	Deutsche Bank AG London
510,300	Nortrust Nominees Limited
8,700	State Street Hong Kong
1,836,812	J P Morgan
60,208	BNP Paribas
78,400	J P Morgan Chase
235,900	Bankers Trust
28,700	Bank of New York
49,600	Bank of New York – Europe

5) Number of shares/amount of stock acquired:

442,109

6) Percentage of issued class:

0.07%

7) Number of shares/amount of stock disposed:

nil

8) Percentage of issued class:

n/a

9) Class of security:

Ordinary shares of 25p each

10) Date of transaction:

Not disclosed.

11) Date company informed:

20 July 2004

12) Total holding following this notification:

23,541,981

13) Total percentage holding of issued class following this notification:

4.024%

14) Any additional information:

15) Name of contact and telephone number for queries:

Mark J. White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:
20 July 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END